Liquid Media Completes Acquisition of Digital Cinema United

Vancouver, British Columbia – March 08, 2022 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced the completion of its acquisition of Digital Cinema United Holdings Ltd. (“DCU”), which provides content supply chain technology and services supporting independent intellectual property (IP) owners, producers, sales agents, alternative content distributors, downstream media platforms and studios. In closing this acquisition, Liquid bolsters Phase III of its four-phase business solution engine spanning the end-to-end creative process from inception to monetization.

“We are extremely pleased to have reached this milestone, and to welcome the talented DCU team to the Liquid Media family of companies,” said Ronald Thomson, CEO of Liquid. “DCU’s established clientele expands the reach of our full solution offering, and supercharges our digital service infrastructure (phase III). With best-in-class existing services and global reach, we share a vision of the bigger picture of distribution that we are excited to bring to the market.”

Dedicated to supporting content owners, DCU offers streamlined Digital Cinema Package (DCP) services to assist with digital asset creation, delivery and distribution. DCU’s digital supply chain and unique suite of tools provide the support and services required to present video, audio and data stream files with pristine clarity. In addition, DCU ensures international delivery through localized deliverables, offers best practice hybrid solutions to fulfill content across more than 40 countries, and facilitates deliveries to the majority of the world’s digital platform providers through its theatrical and downstream services.

“DCU is an integral part of the growing team under the Liquid Media Group umbrella. We are excited to bring our diverse roster of loyal clients to an exciting union of great companies, spanning the industry, who have recently joined Liquid Media Group,” said Alan Christensen, CEO for Digital Cinema United. “We look forward to working together under Liquid leadership to improve the resources available to all independents in the world of entertainment.”

Liquid Media’s Digital Cinema United will continue to provide its popular digital end-to-end supply chain services and tools to clients across North America, Latin America, Australia, New Zealand, Europe, the Middle East and Africa. In parallel, DCU will play an important role in Phase III of Liquid’s business solution engine, which covers integrated digital asset management of content for IP owners and creators of all sizes.

Liquid acquired DCU for $11.25M payable in common shares of Liquid, which are scheduled to be paid out to DCU investors across specific performance milestones in three tranches. The first tranche of consideration shares was paid on closing, with two remaining milestones to be triggered by DCU revenues totaling more than US$15M over a five-year period. Additional cash is being invested in DCU’s ongoing operations. Further details of the acquisition will be available in the Company’s year-end financial statements filed on SEDAR.

About Liquid Media’s DCU:

A Liquid Media Group company, Digital Cinema United (DCU) is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

Additional information is available at https://digitalcinemaunited.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, is enabling independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, access production funding, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

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